Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of our securities is intended as a summary only.  This description is based on our certificate of incorporation, as amended (the “Certificate of Incorporation”), our bylaws (the “Bylaws”) and applicable provisions of the Delaware General Corporation Law (the “DGCL”). This summary is not complete and is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws, each of which is filed as an exhibit to this Annual Report on Form 10-K.  We encourage you to read the Certificate of Incorporation, the Bylaws and the applicable provisions of the DGCL for additional information.

As used herein, the terms “FUSB,” “we,” “our” and “us” refer to First US Bancshares, Inc.

General

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.01 per share. Our common stock does not represent or constitute a deposit account and is not insured by the Deposit Insurance Fund maintained by the FDIC or by any other government agency or instrumentality, or any private insurer.

Common Stock

Voting rights.  Except as provided by law, each holder of our common stock has one vote on all matters voted upon by stockholders with respect to each share of common stock held.  Holders of our common stock do not have cumulative voting rights in the election of directors.

Rights and preferences. There are no preemptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking or purchase funds.  All of our common stock outstanding is fully paid and nonassessable.  None of our common stock is subject to call.  Our common stock may be issued at such time or times and for such consideration (not less than the par value thereof) as our board of directors may deem advisable, subject to such limitations as may be set forth in the DGCL or in other laws, regulations or orders applicable to FUSB and its subsidiaries.

Dividends.  Holders of our common stock are entitled to receive, to the extent permitted by law and applicable regulations, such dividends as may be declared from time to time by our board of directors.  FUSB has the right to, and may, from time to time, enter into borrowing arrangements or issue debt instruments, the provisions of which may contain restrictions on payment of dividends or other distributions on our common stock.

Liquidation.  In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of FUSB, holders of our common stock will be entitled to receive all of the remaining assets of FUSB of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of common stock held.  Our board of directors may distribute in kind to the holders of our common stock such remaining assets of FUSB or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of our common stock.  Neither the merger nor consolidation of FUSB with or into any other corporation, nor the merger of any other corporation with or into FUSB, nor any purchase or redemption of shares of stock of FUSB of any class, shall be deemed to be a dissolution, liquidation or a winding up of FUSB.  Because FUSB is a holding company, its rights and the rights of its creditors and stockholders, including the holders of our common stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary’s creditors, except to the extent that FUSB itself may be a creditor having recognized claims against such subsidiary.

Indemnification of Officers and Directors

The Certificate of Incorporation contains provisions for the indemnification of our directors, officers, employees and certain other agents to the fullest extent permitted by the DGCL. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from indemnified individuals.

Provisions of the Certificate of Incorporation, the Bylaws and the DGCL That May Have Anti-Takeover Effects

The Certificate of Incorporation, the Bylaws and the DGCL contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

The Certificate of Incorporation and the Bylaws contain other provisions that could have an anti-takeover effect:

•	provide that the number of directors constituting our board of directors shall be fixed from time to time by resolution adopted by our board of directors;
•	require that actions to be taken by our stockholders must be taken at an annual or special meeting of our stockholders, or by written consent only if it is unanimous;
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establish advance notice procedures and other requirements for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a meeting of the stockholders;

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provide for authorized but unissued shares of our common stock available for future issuance without stockholder approval, which could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise; and

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provide that special meetings of stockholders may be called only by (1) our board of directors; or (2) the holders of not less than ten percent of all shares entitled to vote at such meeting and that have complied with the other requirements set forth in our bylaws.

We are subject to Section 203 of the DGCL.  Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner.  A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets.  In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

Computershare is the transfer agent and registrar for our common stock.

Exchange Listing

Our common stock is traded on the Nasdaq Capital Market under the symbol “FUSB.”